Exhibit (a)(1)

IKANOS COMMUNICATIONS, INC.

Offer To Purchase For Cash Employee Stock Options

Under The

1999 Stock Plan

and

2004 Amended and Restated Equity Incentive Plan

May 15, 2009

The Offer And The Associated Withdrawal Rights Expire On

Friday, June 12, 2009 At 8:59 P.M., Pacific Time,

Unless The Offer Is Extended

We are offering to purchase for cash certain employee stock options from our eligible employees (the “Offer”). The stock options subject to this Offer are outstanding employee stock options with exercise prices greater than $3.50 per share that were granted at anytime under our 1999 Stock Plan and our 2004 Amended and Restated Equity Incentive Plan (collectively, the “ Plans “) and that are outstanding and unexpired on Friday, May 15, 2009 and at the expiration date of the Offer on Friday June 12, 2009 or such later date if the Offer is extended. Eligible employees are only those employees of Ikanos Communications, Inc. (the “Company”) or one of its subsidiaries as of Friday, May 15, 2009, excluding our executive team, who continue to be employees through the expiration date of the Offer on Friday, June 12, 2009, or such later date if the Offer is extended. The cash amount per share that we are offering to pay for each share underlying an eligible option that is tendered to us under this Offer is $0.08, $0.10 or $0.15, as specifically set forth in Section III.2 (the “Cash Payment”). We are making this Offer on the terms and subject to the conditions stated herein. You are not required to tender your eligible options. You may choose to tender any eligible option in response to this Offer, but if you tender an option, you must tender all shares underlying that option. If you elect to tender your options, but you fail to indicate which options to be tendered, all of your eligible options will be tendered. We are required by law to withhold a certain amount of your Cash Payment for the payment of taxes (the Cash Payment minus the withheld taxes is hereinafter referred to as the “Net Payment”).

IMPORTANT

If you would like to accept this Offer, you must properly complete and submit your signed election form by hand to Bonnie Mott at Ikanos Communications, Fremont, CA or via scan and email to bmott@ikanos.com or via facsimile to Bonnie Mott at 510-438-5334. Your election must be received by the Company by 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or such later time and date that we will specify if we extend the Offer period). If we do not receive your election by the expiration of the Offer, you will be deemed to have rejected this Offer. To help you recall your outstanding eligible option grants and give you the tools to make an informed decision, we will provide you with a summary of your outstanding eligible options.

All questions about this Offer or requests for assistance or for additional copies of any offering materials should be made by email to Bonnie Mott at bmott@ikanos.com.

Although our Board of Directors has approved this Offer, neither Ikanos Communications, Inc., nor our Board of Directors, makes any recommendation to you as to whether you should tender your eligible options.

Participating in the Offer involves risks. See Section II “Risks of Participating in the Offer”.

Our common stock is quoted on the NASDAQ Global Market under the symbol “IKAN.” On May 13, 2009, the closing price of our common stock as reported on the NASDAQ Global Market was $1.46 per share. You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

As of December 28, 2008, options to purchase up to 1,582,642 shares of our common stock were issued and outstanding under the Plans. Of these, 419,672 options would be eligible to be tendered in the Offer. If all of the eligible options were tendered to us, the aggregate purchase price would be $48,226.15.

You should rely only on the information contained in this Offer to Purchase or documents to which we have referred you. We have not authorized any person to make any recommendation on our behalf as to whether you should tender your eligible options in this Offer. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained herein and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (“SEC”) on May 15, 2009.

This Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

I. SUMMARY OF TERMS

The summary below answers some of the questions that you may have about this Offer. We urge you to read carefully the entire Offer to Purchase and other offering documents for additional details not addressed in this summary. In this Offer to Purchase, references to “Company,” “we,” “us” and “our” mean Ikanos Communications, Inc.

Description of the Offer

Q1.	What is the Offer?

We are offering to purchase eligible options from eligible employees (as defined in Question 5, below) in exchange for a cash amount of $0.08, $0.10, or $0.15 per share underlying the option (the “Cash Payment”), as more specifically described in Section III.2). Eligible options are all outstanding vested and unvested stock options granted at anytime under our 1999 Stock Plan or our 2004 Amended and Restated Equity Incentive Plan held by eligible employees with exercise prices in excess of $3.50 per share and that remain outstanding and unexpired during the period covered by this Offer.

Q2.	Why are we conducting the Offer?

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of the Company. The principal reasons we originally granted the eligible options was to provide an incentive to our valued employees to remain our employees, to help us create stockholder value and to share in the stockholder value that they create. However, declines in the trading price of our common stock since the time these stock option grants were made, have caused many of our outstanding stock options to be “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). Unfortunately, this decline in the price of our common stock has substantially eliminated the incentive and retention value of the options granted to our employees.

In addition, we have a limited number of shares available for future grant under our 2004 Amended and Restated Equity Incentive Plan, which is currently limited to a percentage of our outstanding stock. We wish to provide our employees the opportunity to benefit from their significant contributions to our business despite the loss of the stock’s value, and to provide an additional incentive to remain with us by allowing for employees to realize some cash value for “out of the money” options thus realizing a small portion of the original value of the grants, which have been charged as compensation expense over the years. Additionally, this program increases the pool of shares available for future grant under our 2004 Amended and Restated Equity Incentive Plan, which grants will allow us to provide incentives to our employees that align their interest with that of our stockholders.

Q3.	Do I have to participate in the Offer?

No. You do not have to accept this Offer. This Offer is completely voluntary. There are no penalties for electing not to participate.

Q4.	What happens with my options if I do not participate in the Offer?

If you do not elect to participate in, or we do not accept your options under, the Offer, your outstanding options will remain outstanding under the terms and conditions under which they were originally granted. You do not have to take any further action if you elect not participate in the Offer.

Q5.	Who may participate in this Offer?

Only “eligible employees” may participate in this Offer. “Eligible employees” are only those employees of the Company or one of its subsidiaries as of Friday, May 15, 2009, excluding the executive team, and who continue to be employees through the expiration date of the Offer on Friday, June 12, 2009, or such later date if the Offer is extended. The executive team includes our CEO, CFO, CTO, General Counsel, Senior Vice President and General Manager, Vice Presidents of Business Integration and Corporate Quality, Corporate Marketing, Information Technology, Operations and Sales and the Director of Human Resources. Members of our Board of Directors and consultants are not eligible to participate in the Offer.

Q6.	Can I tender only some, but not all, of my eligible options?

Yes. However, if you tender an eligible option, you must tender all unexercised and outstanding shares underlying that option. If you elect to tender an eligible option, you must indicate on your Letter of Transmittal which option(s) that you elect to tender. If you elect to tender your options, but you do not indicate which options to be tendered, all of your eligible options will be tendered.

Q7.	How was the amount of my Cash Payment determined?

In determining the amount of the Cash Payment, we used an average of the calculated fair market value of all the eligible options in the most established and commonly used method of valuing stock options, called the “Black-Scholes” option pricing model and applied a discount to this pricing model. This calculation takes into consideration numerous factors including the recent trading range of our common stock, an assumed stock price volatility ratio, as well as the exercise prices and remaining terms of each eligible option. Some of these factors are objectively determinable, while others, such as appropriate estimated remaining life and volatility measures, require some judgment. To determine your Cash Payment, take the number of shares underlying each type of eligible option and multiply it by the cash value of that option listed in the table in Section III.2 and then sum the values calculated for each type of option. Our determination as to the amount of your Cash Payment is final. You must make your own determination of the value to you of your eligible options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors. For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Cash Payment, see Section III.2.

Q8.	When will I receive my Cash Payment?

The Offer will expire on Friday, June 12, 2009 at 8:59 P.M., Pacific Time, unless we extend the Offer period. You will be entitled to a single lump sum payment as soon as practicable following the expiration of the Offer, net of all required withholdings. No interest will accrue and no interest will be paid on any portion of the payment, regardless of when paid. For employees located outside of the United States, the cash rates stated in U.S. dollars will be converted into the local currencies as of June 12, 2009 (or later, if the Offer is extended) and the payment will be reflected in your payroll check less applicable taxes.

Q9.	Will employees receive additional equity grants in the future?

We have traditionally made periodic grants of stock awards to officers and employees and expect to continue to do so in the future. However, your participation in the Offer will not entitle you to any additional equity grant in the future. We have a limited number of shares available for future grant under our 2004 Amended and Restated Equity Incentive Plan. As indicated above, one of our primary purposes for conducting this Offer is to increase the number of awards available for future grants. Thus, although you individually will not be entitled to, or in any way guaranteed, an additional equity grant by participating in the program, options tendered for purchase will increase the number of shares available for future grant to employees as a whole.

Q10.	Is it likely that an Offer similar to this one will be made in the future?

The Board of Directors is making this Offer, in part, as a result of the special circumstances surrounding the decline in our common stock price and the limited availability of shares for future grants under our 2004 Amended and Restated Equity Incentive Plan. Accordingly, while the Board evaluates our compensation programs periodically, it has no current intention to make any similar offer in the future, and expects this to be a one-time event.

Q11.	Why should I consider participating in the Offer?

Currently, you hold eligible options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your eligible options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of common stock can be greater than, equal to or less than the specified purchase price of any option to purchase that share of common stock. When the market price is greater than the exercise price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price of a share of common stock is equal to or less than the exercise price (otherwise known as an “out of the money” option), you would generally not exercise the stock option, since you would be able to purchase the same shares in the stock market at the same or lower price. If you tender your eligible options for a Cash Payment and all other applicable conditions are met, you will receive a specific payment of cash following the expiration of this Offer. This Cash Payment may or may not be more valuable to you than continuing to hold your eligible options in the future. This determination depends on a number of factors, principally the performance of our common stock, the timing of such performance and your continued employment with us through relevant vesting dates. To illustrate this, consider the following example:

Assume that you hold an option to purchase 1,000 shares of common stock with an exercise price of $3.50 per share at a time when the common stock is trading at $1.46 per share and we are offering a Cash Payment of $0.15 per share underlying the option. The amount of your Cash Payment would be $150.00 if you participated in the Offer. On the other hand, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e. , the exercise price of the option ($3.50 per share) is equal to or greater than the trading price of our common stock).

To help evaluate the relative value of your eligible options and your Cash Payment, consider the following scenarios:

•

If the price of our common stock were to rise to $3.50 per share, the option would have no value to you because it would still not be in the money. Under these circumstances, the option would be less valuable than your $150.00 cash.

•

If the price of our common stock were to rise to $3.60 per share, the option would now be in the money (i.e., the exercise price would be less than the market price of our common stock). Specifically, the option would be $0.10 in the money per share, having an aggregate value of $100.00 (i.e., the result obtained by multiplying $0.10 (representing the excess of the market price of $3.60 over the exercise price of $3.50) by 1,000. Under these circumstances, although the option would be in the money, it would still be less valuable than your $150.00 Cash Payment.

•

If the price of our common stock were to rise to $4.00 per share, the option would be $0.50 in the money per share, having an aggregate value of $500.00 (i.e., the result obtained by multiplying $0.50 (representing the excess of the market price of $4.00 over the exercise price of $3.50) by 1,000. Under these circumstances, the option would be more valuable than your $150.00 Cash Payment.

The three preceding scenarios are illustrative only and do not take into account any timing component or any tax consequences from tendering your options or exercising your options and selling the underlying shares. In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your options will depend upon, among other factors, our performance, the performance of the overall stock market and the stability of the worldwide economy. Accordingly, there are risks associated with keeping your eligible options and deciding not to participate in this Offer. For more information about the risks relating to our business in general and this Offer, in particular, see Section II. We recommend that you read the discussion about our business and our financial results contained in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, filed with the SEC, and available at www.sec.gov.

Q12.	Can I participate in this Offer if a portion of my option award is vested and a portion remains unvested?

Yes. Both the vested and unvested portion of your option award would qualify as an eligible option and be eligible for repurchase.

Q13.	If I choose to participate, what will happen to my options that will be tendered?

We will cancel all of your eligible options that are accepted by us for repurchase on the expiration date of the Offer. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.6 and III.11)

Q14.	Are there conditions to the Offer?

The completion of the Offer is subject to a number of conditions, including the conditions described in Section III.9 of this Offer to Purchase.

Q15.	Are there circumstances under which I would not receive the Cash Payment?

Yes. If, for any reason, you are no longer an employee of the Company on the expiration date of the Offer, you will not receive the Cash Payment. Instead, you will keep your current eligible options and they will expire in accordance with their terms.

Q16.	Can I tender shares of Ikanos common stock that I acquired upon exercise of Ikanos options?

No. This Offer relates only to outstanding Ikanos options. You may not tender shares of Ikanos common stock in this Offer.

Q17.	Are you making any recommendation as to whether I should tender my eligible options?

No. We are not making any recommendation as to whether you should accept this Offer. We understand that the decision whether or not to exchange your eligible options in this Offer will be a challenging one for many employees. The program does carry risks (see “Risks of Participating in the Offer” in Section II of this Offer to Purchase for information regarding some of these risks), and there are no guarantees that you would not ultimately receive greater value from retaining your eligible options than from the Cash Payment. As a result, you must make your own decision as to whether or not to participate in this Offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor.

Duration of the Offer

Q18.	How long will this Offer remain open?

This Offer begins at 12:01 A.M., Pacific Time, on Friday, May 15, 2009 and is scheduled to remain open until 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer period, such later date we will specify). We have no plans to extend the Offer beyond Friday, June 12, 2009. However, if we do extend the Offer, we will announce the extension no later than 9:00 A.M., Pacific Time, on Monday, June 15, 2009, or the next business day after the last prievously scheduled or announced time for expiration of the Offer if we extend the Offer.

Q19.	If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?

If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your options will be cancelled, effective as of 8:59 P.M., Pacific Time, on the date the Offer expires.

How to Elect to Tender Your Eligible Options

Q20.	What do I need to do to participate in the Offer?

To participate, you must complete and sign the Letter of Transmittal and deliver by hand to Bonnie Mott at Ikanos Communications, Fremont, CA or via scan and email to bmott@ikanos.com or via facsimile to Bonnie Mott at 510-438-5334. We must receive your election to participate on your Letter of Transmittal by 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer period, such later date we will specify), or it will not be given effect. (For more information, see Sections III.4 and III.7)

Q21.	What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the option repurchase, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4)

Q22.	Can I change my election?

Yes. You may withdraw your election to tender options by delivering to us (see Question 17) an Election Withdrawal Notice at any time before the expiration of the Offer. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure described in Question 17. (For more information, see Sections III.4 and III.5)

Tax Considerations for the Offer

Q23.	What are the U.S. federal income and withholding tax consequences of payment of the Cash Payment?

The Cash Payment will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which your Cash Payment is paid to you. The ordinary income resulting from your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the payment is made. At the time your Cash Payment is made, we will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. (For more information, see Section III.8)

Q24.	Are there any other tax consequences to which I may be subject?

Depending on where you live, there may be additional state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

Q25.	What are the tax consequences of payment of the Cash Payment for employees outside of the U.S.?

For employees outside of the U.S., you are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

How to Get More Information

Q26.	What should I do if I have additional questions about this Offer?

If you have any other questions about any of the information described in this Offer to Purchase, you may direct them to Bonnie Mott by phone at (510) 438-5360 or by email at bmott@ikanos.com.

II. RISKS OF PARTICIPATING IN THE OFFER

Participating in the Offer involves a number of risks and uncertainties, including those set forth below. Conversely, there are risks associated with keeping your eligible options and deciding not to tender them in the Offer. We strongly encourage you to read the risks associated with our business which are contained in our Form 10-Q for the quarter ended March 29, 2009 and our Annual Report on Form 10-K for the fiscal year ended December 28, 2008, as amended, as well as our other filings with the SEC. In addition, your participation in the Offer is subject to the following risks.

The amount of the Cash Payment to be paid for your eligible options in the Offer may be less than the net proceeds you would ultimately realize if you kept those options and exercised them sometime in the future.

The Cash Payment that you will receive if you tender your eligible options in the Offer may or may not be more valuable to you than continuing to hold your eligible options in the future. Whether you would realize a greater amount by retaining your eligible options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock. If the price of our common stock rises sufficiently above the exercise price of your eligible options before the date those options expire, terminate or are forfeited, your tendered options might be worth more than the Cash Payment you could receive by participating in the Offer. On the other hand, if our stock price does not increase sufficiently before the date your eligible options expire, terminate or are forfeited, you could have received a greater benefit by tendering your eligible options in the Offer. The future performance of our common stock is unpredictable, and will depend upon a number of factors, including the overall economic environment, the performance of the overall stock market and companies in the semiconductor or telecommunications sectors and the performance of our own business, including the broadband access product line, should the pending acquisition from Conexant be consummated. Also, unvested options that are not tendered will continue to be subject to vesting schedules and options may terminate if your employment terminates.

We have recently announced proposed transactions with Conexant Systems, Inc. and Tallwood Venture Capital which may have a material effect on our stock price.

Pursuant to a Securities Purchase Agreement, Tallwood Venture Capital has agreed to purchase 24 million shares of the Company’s common stock at $1.75 per share and Tallwood will receive warrants to purchase an additional 7.8 million shares of common stock with an exercise price of $1.75. When the transactions contemplated by the Securities Purchase Agreement are completed, there will be an additional 24,000,000 shares of our common stock outstanding, and an additional 7,800,000 shares of our common stock will become issuable upon exercise of warrants. The common stock held by Tallwood will represent approximately 45% of the outstanding shares of our common stock (excluding the exercise of the warrants). Upon exercise of the warrants, the common stock held by Tallwood will represent approximately 51.5% of the outstanding shares of our common stock. To the extent that the increase in the number of shares outstanding is not accompanied by an increase in overall value of our business, this may result in a dilution of our outstanding shares, and may have an adverse impact on the market price of our common stock. Further, as a result of the proposed amendment to the our Certificate of Incorporation to increase the number of authorized shares to 100,000,000, there will be additional authorized shares of our common stock, which, if subsequently issued, could have a further dilutive effect on our outstanding common stock. We also announced the signing of an asset purchase agreement to purchase the Broadband Access product line of Conexant Systems, Inc. for $54.0 million in cash and the assumption of certain employee and facility-related liabilities. We are unable to predict the potential effects of the issuance of securities to Tallwood pursuant to the Securities Purchase Agreement and the acquisition of the Broadband Access product line pursuant to the Asset Purchase Agreement on the trading activity and market price of our common stock. We are also unable to predict the effects on the trading activity and market price of our common stock if the transactions with Tallwood and Conexant are not consummated.

The amount of the Cash Payment to be paid in the Offer may not accurately reflect the value of your eligible options at the time of the Cash Payment.

The calculation of the amount to be paid for your eligible options in the Offer was based on a discount applied to a widely-used valuation model and relied on numerous assumptions. If a different model, different assumptions or a different averaging remaining term had been used, the amount to have been paid in the Offer for an eligible option may have varied from the applicable Cash Payment reflected in this Offer.

The amount of the income taxes withheld from the Cash Payment may not reflect the total income taxes applicable to your Cash Payment.

The amount of income tax withholdings from your Cash Payment will be calculated by treating the Cash Payment as “supplemental wages” for federal income tax purposes, and, if applicable, State and local income tax purposes. Supplemental wages are subject to differing income tax withholding methods depending on the circumstances and in some cases elections made by us. These methods of determining income tax withholding may result in an amount of withholding that is more or less than your actual income taxes on your Cash Payment. If your actual income taxes are more than the amount withheld, you would be required to pay this additional amount pursuant to your personal method of paying such additional taxes.

        In order to receive favorable tax treatment for incentive stock options, you may not dispose of the shares subject to the option within two (2) years after the grant date and one (1) year after the date you exercise the option. If this Offer is open for thirty (30) days or more and you do not tender your eligible options that are classified as incentive stock options, the date of grant for purposes of the two (2) year holding period necessary to receive favorable tax treatment will restart and you will not receive any credit for the time from the original grant date of your option. As a result, if this Offer is open for thirty (30) days or more, in order for your eligible options classified as incentive stock options to be eligible for favorable federal tax treatment, you must wait to sell or otherwise dispose of the shares subject to your option until the passage of more than two (2) years from the date this Offer commenced on May 15, 2009, and more than one (1) year after the exercise of the option. If these holding periods (and all other incentive stock option requirements) are met, the excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain. The Offer currently is expected to remain open for twenty-nine (29) calendar days, so we do not expect there to be a deemed modification of any eligible options classified as incentive stock options. If we extend the Offer, however, it could cause the Offer to remain open for thirty (30) days or more resulting in a deemed modification of any eligible options classified as incentive stock options.

III. THE OFFER

The following information provides important additional details regarding the Offer.

1. General; Eligibility; Offer Expiration Time

We are offering to purchase for cash eligible Ikanos Communications stock options held by eligible employees. We are making this Offer upon the terms and subject to the conditions described in this Offer to Purchase.

Eligible Employees. Only “eligible employees” may participate in this Offer. Eligible employees are only those employees of the Company or one of its subsidiaries as of Friday, May 15, 2009, excluding the executive team, and who continue to be employees through the expiration date of the Offer on Friday, June 12, 2009, or such later date if the Offer is extended. Termination of employment or service during the Offer period will result in an employee no longer being considered an eligible employee. The executive team includes our CEO, CFO, CTO, General Counsel, Senior Vice President and General Manager, Vice Presidents of Business Integration and Corporate Quality, Corporate Marketing, Information Technology, Operations and Sales and the Director of Human Resources. Members of our Board of Directors and consultants are not eligible to participate in the Offer.

Employees on vacation or an approved leave of absence during the Offer period (but who otherwise qualify an eligible employee) may participate in the Offer. All employees, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender eligible options reflected in this Offer to Purchase.

Eligible Options. We are offering to purchase only Ikanos Communications stock options that are “eligible options.” “Eligible options” are stock options exercisable for Ikanos Communications common stock that:

•	were granted at anytime under our 1999 Stock Plan or our 2004 Amended and Restated Equity Incentive Plan;

•	have an exercise price that is greater than $3.50 per share; and

•

are outstanding (that is, are not previously exercised, expired, terminated or forfeited) on Friday, May 15, 2009 and on Friday, June 12, 2009 (or such later date specified if we extend the Offer), the date the Offer expires.

We refer to our 1999 Stock Plan and our 2004 Amended and Restated Equity Incentive Plan as the “Plans.”

Eligible options include vested and unvested options, and incentive stock options as well as nonqualified stock options. We have the sole authority to determine which stock option grants are “eligible options” under the Offer.

If an employee stock option that you hold expires, terminates or is forfeited before the date the Offer expires, that stock option will not be an “eligible option.” Only stock options that have not expired, terminated or been forfeited, and that remain outstanding on the date the Offer expires will be “eligible options.”

As of December 28, 2008, options to purchase up to 1,582,642 shares of our common stock were outstanding under the Plans. Of these options, 419,672 are considered eligible for purchase under this Offer.

If you would like to confirm your eligible options, you may email bmott@ikanos.com to request this information.

Tenders of options that do not qualify as “eligible options” will not be accepted. Our determination of eligibility of options for purchase under the Plans is final and binding on all parties. We reserve the right to reject any Letter of Transmittal or any options tendered that we determine are not in the appropriate form or that we determine would be unlawful to accept.

Offer Expiration Time. The Offer begins at 12:01 A.M., Pacific Time, on Friday, May 15, 2009 and is scheduled to remain open until 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer period, such later date that we will specify). We currently have no plans to extend the Offer beyond Friday, June 12, 2009. However, if we do extend the Offer, we will announce the extension by making a public announcement no later than 9:00 A.M., Pacific Time, on the next business day following the previously-scheduled expiration date. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer or to provide for a subsequent offering period.

We will publish a notice if we decide to:

•	increase or decrease the Cash Payment for your eligible options; or

•	change the number or type of options eligible to be tendered in the Offer.

If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by email and making any appropriate filings with the SEC.

A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:00 A.M. through 11:59 P.M. (midnight) Pacific Time.

No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to our discretion and will not depend on whether you participate in the Offer. In general, we have historically granted equity compensation to selected officers, employees and directors and expect to continue to do so.

2. Cash Payment for Eligible Options (The “Offer”)

Amount of Cash Payment. The Company is offering a Cash Payment in the amount set forth below for each share of our common stock subject to an eligible option with the exercise price indicated in the table below. The Cash Payment amount shown below does not reflect required income and payroll tax withholdings.

Exercise Price	Per Share Cash Payment
$3.50—5.00	$0.15
$5.01—14.00	$0.10
$14.01—22.00	$0.08

To determine your total Cash Payment, take the number of outstanding shares underlying each eligible option you wish to tender and multiply it by the per share Cash Payment of that option listed in the table above and then sum the values calculated for each type of option. For example, if an eligible employee holds an eligible option for 1,000 shares of common stock with an exercise price of $3.50, we are offering a Cash Payment of $0.15 x 1,000, or a total of $150.00, less applicable withholdings, for that option. The Company’s determination as to the amount of your Cash Payment is final and binding on all parties.

For employees located outside of the United States, the above cash rates stated in U.S. dollars will be converted into the local currencies as of June 12, 2009 (or such later date specified if we extend the Offer) and the payment will be reflected in your payroll check less applicable taxes.

Valuation. The amount to be paid for eligible options is based on a valuation of the eligible options before the start of the Offer.

The Black-Scholes option valuation model was used as a basis for determining the Cash Payment amounts for the eligible options and we applied a discount to this valuation model. The Black-Scholes model is an established and commonly used method for valuing stock options and uses the following factors: stock price, the exercise price of the option, the current risk-free interest rate, the volatility of the relevant stock price, the expected dividend yield of the stock, and the expected life of the option. Some of these inputs are objectively determinable, while others, such as expected life and appropriate volatility measures, require some judgment. For purposes of this calculation, we generally used the following measures:

•	Stock price: the closing stock price of our common stock on March 31, 2009, or $1.40;

•	Exercise price: the actual exercise price of the option being valued;

•

Risk-free interest rate: a rate based on the Treasury bill rate for notes having a maturity that most nearly corresponds to the expiration date of the option being valued: range of 0.53% to 2.28% for 1 to 8 years;

•	Volatility: 65%;

•	Dividend yield: 0%; and

•	Expected life of option: 100% of remaining term of the option being valued.

3. Purpose

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of the Company. The principal reasons we originally granted the eligible options was to provide an incentive to our valued employees to remain our employees, to help us create stockholder value and to share in the stockholder value that they create. However, prolonged declines in the trading price of our common stock since the time these stock option grants were made, have caused many of our outstanding stock options to be “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). Unfortunately, this decline in the price of our common stock has substantially eliminated the incentive and retention value of the options granted to our employees.

In addition, we have a limited number of shares available for future grant under our 2004 Amended and Restated Equity Incentive Plan, which is currently limited to a percentage of our outstanding stock. We wish to provide our employees the opportunity to benefit from their significant contributions to our business despite the loss of the stock’s value, and to provide an additional incentive to remain with us by allowing for employees to realize some cash value for “out of the money” options thus realizing a small portion of the original value of the grants, which have been charged as compensation expense over the years. Additionally, this program increases the pool of shares available for future grant under our 2004 Amended and Restated Equity Incentive Plan, which grants will allow us to provide incentives to our employees that align their interest with that of our stockholders.

4. Procedures for Tendering Eligible Options

You may tender your options only as described in this Section III.4. Tender by any other means will not be effective.

Electing to Participate and Tender Options. To participate in the Offer, you must tender eligible options before the expiration of the Offer. To tender your eligible options, you must complete and sign the Letter of Transmittal and deliver it by hand to Bonnie Mott at Ikanos Communications, Fremont, CA or via scan and email to bmott@ikanos.com or via facsimile to Bonnie Mott at 510-438-5334 which must be submitted before 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or such late date if we extend the Offer), your tender of eligible options will not be given effect.

If you elect to participate in the Offer, you may elect to tender any or all of your eligible options. However, if you tender an eligible option, you must tender all shares underlying that option. If you elect to tender your options, but do not indicate which options to be tendered, then all of your eligible options will be tendered.

For your election to participate in the Offer to be valid, you must make your election by 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the Offer, such later date we will specify).

Electing Not to Participate. Participation in the Offer is voluntary. If you do not want to tender your options in the Offer, you do not need to do anything. Any eligible options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of eligible options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of eligible options that we determine were not properly effected or that we determine are unlawful to accept. Otherwise, we expect to accept all validly tendered eligible options from eligible employees on the date that the Offer ends that are not properly withdrawn. We may waive any defect or irregularity in any election with respect to any particular eligible options or any particular eligible employee. No eligible options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the eligible employee tendering the eligible options or waived by us. Neither we nor any other person is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any eligible options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities. This is a one-time offer. We will strictly enforce the election period, subject only to an election that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement. Your election to tender your eligible options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance of your eligible options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, the options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights with respect to the eligible options.

5. Withdrawal Rights

You may withdraw your election to tender eligible options only if you comply with the provisions of this Section III.5.

To withdraw your election to tender options in the Offer, you must effect a withdrawal by completing and submitting the Election Withdrawal Notice to Bonnie Mott (as provided above), at any time before 8:59 P.M., Pacific Time, on Friday, June 12, 2009. If we extend the Offer beyond that time, you may withdraw your tender of eligible options at any time until the expiration of the extended deadline.

Once you have withdrawn your tender of eligible options, you may not revoke that withdrawal. Rather, if you change your mind and decide you want to re-tender your eligible options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the expiration of the Offer.

In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of the Offer, if we have not accepted your options by 8:59 P.M. Pacific Time, on Friday, June 12, 2009, you may withdraw your tendered options at any time thereafter.

No withdrawal rights will apply to options tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to eligible options tendered in the Offer and accepted for Cash Payment. (For more information, see Section III.7.)

We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determination of these matters will be final and binding on all parties. Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.

The delivery of all documents is at your risk. Only documents that are completely signed and actually received by Bonnie Mott by the deadline will be accepted.

6. Acceptance of and Payment for Eligible Options

Acceptance. If you are an eligible employee and validly tender eligible options that you do not withdraw from the Offer before the date the Offer expires, those options will be cancelled when we accept them for Cash Payment and you will no longer have any rights with respect to those options.

Timing of Acceptance. Subject to our rights to extend, terminate and amend the Offer before the date the Offer expires, we will accept promptly after the expiration of the Offer all validly tendered eligible options that have not been properly withdrawn.

Cash Payment. The Company will pay you as soon as is practicable after expiration of the Offer (including any extensions of the expiration date of the Offer) for properly tendered options that are not validly withdrawn and are accepted for Cash Payment. Cash Payments will be made through our payroll system. For employees located outside of the United States, the cash rates stated in U.S. dollars will be converted into the local currencies as of June 12, 2009 (or such later date specified if we extend the Offer) and the payment will be reflected in your payroll check less applicable taxes.

The Cash Payment generally will be taxable income to the eligible employee and the amount will be subject to all required income and payroll tax withholdings. For information about applicable tax withholding requirements, see Section III.8. No interest will accrue and no interest will be paid on any portion of the Cash Payment, regardless of when paid. The Cash Payment will not be subject to any vesting condition or otherwise subject to forfeiture.

Termination of Option Agreements. Upon our acceptance of your eligible options that you tender in this Offer, your currently outstanding option agreements relating to the tendered eligible options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights thereunder.

7. Extension of Offer; Termination; Amendment; Subsequent Offering Period

We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any eligible options tendered for purchase by publicly announcing the extension and giving oral, written or electronic notice of such extension to the eligible employees.

Before the expiration date of the Offer, we may postpone our decision of whether or not to accept and cancel any eligible options in our discretion. In order to postpone accepting and canceling, we must publicly announce the postponement and give oral, written or electronic notice of the postponement to the eligible employees. Our right to delay accepting eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

Before the expiration date of the Offer, we may terminate the Offer if any of the conditions specified in Section III.9 occurs. In such event, any tendered eligible options will continue to be held by the tendering eligible employee as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all eligible employees holding eligible options.

As long as we comply with applicable law, we reserve the right, in our discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the Cash Payment or by changing the number or type of options eligible to be purchased in the Offer. If we extend the length of time during which the Offer is open, such extension will be announced no later than 9:00 A.M., Pacific Time, on the next business day after the last previously scheduled or announced time for expiration of the Offer. Any amendment will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change. Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to eligible employees.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in number of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

•	increase or decrease in the Cash Payment for your eligible options; or

•	change the number or type of options eligible to be tendered in the Offer.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

After expiration of the Offer and acceptance of eligible options validly tendered in, and not withdrawn from, the Offer, we may, but are not obligated to, provide one or more subsequent offering periods. A subsequent offering period, if provided, will be an additional period of up to 20 business days beginning on the next business day following the date the Offer expires, during which eligible holders may tender, but not withdraw, any remaining eligible options and receive the Cash Payment. We will immediately accept and as soon as is practicable pay for all eligible options that are validly tendered by the expiration of the initial Offer period, whether or not we provide a subsequent offering period. During a subsequent offering period, tendering eligible holders will not have withdrawal rights, and we will immediately accept and as soon as is practicable pay for any eligible options validly tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, we will make a public announcement no later than 9:00 A.M., Pacific Time, on the next business day following the date the Offer expires or date of termination of any prior subsequent offering period.

8. Material U.S. Federal Income Tax Consequences

The following summarizes the material U.S. federal income tax consequences of the Offer to you. The following applies to individuals who are treated as our employees for federal income tax purposes. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to change. In addition, circumstances unique to certain individuals may change the usual income tax results.

We recommend that you consult your own tax advisor with respect to the U.S. federal, state and local tax consequences and any non-U.S. tax consequences of participating in the Offer, as the tax consequences to you are dependent on your individual tax situation.

In addition, if you are a citizen or resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

The cash to be paid for eligible options tendered in the Offer will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which the cash is paid to you. The ordinary income will be reflected in the Form W-2 reported to the Internal Revenue Service for you by us for the year in which the Cash Payment is made. The amount of cash paid to you in exchange for eligible options tendered in the Offer will be reduced by all required income and payroll tax withholdings.

9. Conditions to Completion of the Offer

We will not be required to accept any eligible options tendered if any of the events described below occurs. We may terminate or amend this Offer, or postpone our acceptance and cancellation of any eligible options tendered for purchase, if at any time on or after Friday, May 15, 2009 and on or before the date the Offer expires, we determine that any event described below has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with this Offer or to accept and cancel eligible options tendered for purchase. The events are:

(a)	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer or the acquisition of some or all of the eligible options tendered for purchase pursuant to this Offer, including any determination by the NASDAQ Stock Market, LLC that this Offer would require stockholder approval under its rules and regulations;

(b)	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i)	make the acceptance for purchase or the purchase of some or all of the eligible options elected for tender illegal or otherwise restrict or prohibit consummation of this Offer;

(ii)	delay or restrict our ability, or render us unable, to accept for purchase or to purchase eligible options for some or all of the eligible options tendered for purchase; or

(iii)	materially and adversely affect our business, condition (financial or other), income, operations or prospects;

(c)	there shall have occurred:

(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii)	the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(v)	any decrease of greater than 50% of the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our common stock; or

(vi)	in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof.

(d)	a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(i)	any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before May 15, 2009;

(ii)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before May 15, 2009 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

(e)	any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of us or our subsidiaries that, in our reasonable judgment, is or may have a material adverse effect on us, or if our Board of Directors determines that the Offer is no longer in our or our shareholders’ best interests.

These conditions are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them before the expiration of the Offer. We may waive them at any time and from time to time before the expiration of the Offer in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section III.9 will be final and binding on all eligible employees.

10. Price Range of Common Stock Underlying Eligible Options

There is no established trading market for the eligible options. The security underlying the eligible options is shares of our common stock. Our common stock currently trades on the NASDAQ Global Market under the symbol “IKAN”. The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the NASDAQ Global Market:

	High	Low
Year Ended December 30, 2007
First Quarter	$9.45	$7.31
Second Quarter	$8.30	$6.70
Third Quarter	$7.90	$5.50
Fourth Quarter	$6.97	$5.21
Year Ending December 28, 2008
First Quarter	$5.46	$3.81
Second Quarter	$4.78	$3.02
Third Quarter	$3.42	$1.76
Fourth Quarter	$2.07	$0.87
Year Ending January 3, 2010
First Quarter	$1.55	$1.05

As of March 27, 2009 (the last trading day of our first fiscal quarter of 2009), the closing price of our common stock as reported by the NASDAQ Global Market was $1.33 per share.

You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

11. Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options

Members of our Executive Team, Board of Directors and consultants are not eligible to participate in the Offer. The executive team includes our CEO, CFO, CTO, General Counsel, Senior Vice President and General Manager, Vice Presidents of Business Integration and Corporate Quality, Corporate Marketing, Information Technology, Operations and Sales and the Director of Human Resources.

The business address of all of our executive officers and directors is the Company’s headquarters, which is located at 47669 Fremont Boulevard, Fremont CA 94538.

The names of each of our executive officers and directors is set forth in our Definitive Proxy Statement for the Company’s 2009 Annual Meeting o Stockholders, filed with the Securities and Exchange Commission on April 14, 2009 (File No. 000-51532) (the “2009 Proxy”). The options currently held by each of our executive officers and directors is also set forth in our 2009 Proxy.

A list of transactions in our employee stock options during the past sixty days involving our executive officers is as follows:

None

12. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

Eligible options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options after expiration of the Offer. With respect to eligible options granted under our 1999 Stock Plan and our 2004 Amended and Restated Equity Incentive Plan that we purchase in the Offer, the shares of common stock subject to those options will be returned to the pool of awards for the grant of new awards without further shareholder action.

The aggregate amount of the Cash Payments would be approximately $48,226.15 if all eligible options are purchased in the Offer. The aggregate amount of the Cash Payments made in exchange for eligible options will be charged to stockholders’ equity to the extent that the amount does not exceed the fair value of the eligible options accepted for Cash Payment, as determined at the purchase date. The amount paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense. For unvested options that are purchased, the amount of compensation cost measured at the grant date but not yet recognized will be recognized at the purchase date. Accounting for the Offer will be reflected on our consolidated financial statements for the quarter in which the Offer is completed, which we expect to be in the second quarter of our 2009 fiscal year. If all the unvested eligible options are tendered and accepted, the amount of the income statement charge would be approximately $0.3 million.

13. Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the eligible options or the payment of the Cash Payments for eligible options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, eligible options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the Cash Payment is subject to the conditions described in Section III.9.

14. Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for asking eligible employees to tender eligible options under the Offer.

15. Source and Amount of Consideration

As of May 15, 2009, eligible options to purchase up to 419,672 shares of our common stock were outstanding and held by eligible employees. If all eligible options are tendered to us for purchase under the Offer, the aggregate Cash Payments will be $48,226.15. We anticipate making payment to tendering eligible employees for the purchase of eligible options pursuant to the Offer and payment of related fees and expenses from available cash on hand.

16. Information Concerning Ikanos Communications, Inc.

Ikanos Communications, Inc. is a leading provider of advanced broadband semiconductor and software products for the digital home. The Company’s multi-mode VDSL2/ADSLx, network processor and other offerings power access infrastructure and customer premises equipment for many of the world’s leading network equipment manufacturers and telecommunications service providers.

Our principal executive office is located at: 47669 Fremont Boulevard, Fremont, CA 94538. Our telephone number at that location is (510) 979-0400. Our website address is: www.ikanos.com . We were incorporated in 1999 as Velocity Communications and changed our name to Ikanos Communications in December 2000. When we reincorporated in Delaware in September 2005, our name changed to Ikanos Communications, Inc.

Additional information concerning us can be found in our periodic filings with the SEC which are available on our website at www.ikanos.com and on the SEC’s website found at www.sec.gov. Please see Section 18 “Additional Information” of this Offer to Purchase for instructions on how to access or receive copies of our most recent Annual Report on Form 10-K and our other periodic filings with the SEC.

17. Corporate Plans, Proposals and Negotiations

We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of our common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with us or with existing members of management for changes in positions, responsibilities or compensation. We also enter into agreements for the purchase and sale of products and services, engage in purchases and sales of assets (and incur indebtedness from time to time in the ordinary course of business).

On April 22, 2009, we announced the signing of a definitive agreement to purchase the Broadband Access product line of Conexant Systems, Inc. for $54.0 million in cash and the assumption of certain employee and facility-related liabilities. Subject to customary closing conditions, including stockholder and regulatory approvals, the transaction is expected to be completed in the third quarter of 2009. Concurrently, in connection with this transaction, Tallwood Venture Capital has agreed to purchase 24 million shares of the Company’s common stock at $1.75 per share, under the terms of a securities purchase agreement. Tallwood will also receive warrants to purchase an additional 7.8 million shares of common stock at $1.75.

In addition, in connection with the securities purchase agreement with Tallwood: (i) we will adopt a certificate of designation of Series A Preferred Stock, which sets out the rights and preferences of the Series A Preferred Stock (one share of Series A Preferred Stock will be issued to Tallwood pursuant to the securities purchase agreement); (ii) we will ask our stockholders to approve an amendment to our certificate of incorporation, which will increase the number of shares of our authorized capital stock to 100,000,000, of which 99,000,000 shall be shares of our common stock and 1,000,000 shall be undesignated shares of preferred stock; (iii) we has entered into a Stockholder Agreement, dated as of April 21, 2009, which, among other things, will contain certain governance arrangements and various provisions relating to board composition, stock ownership, transfers by Tallwood, registration rights, voting and other matters.

Our Board of Directors is currently comprised of six directors and divided into three classes, with each class serving a staggered three-year term. Immediately following consummation of the transactions contemplated by the securities purchase agreement with Tallwood, our Board of Directors will continue to be classified into three classes of common stock directors, with each class serving staggered, three-year terms, but our Board of Directors will be increased to seven members, and upon the completion of such transactions, George Pavlov will join our Board of Directors as a Class I director with a term expiring at the annual meeting of stockholders in 2012, Dado Banatao will join our Board of Directors as a Class III director with a term expiring at the annual meeting of stockholders in 2011, and another person to be designated by Tallwood will join our Board of Directors as a Class III director with a term expiring at the annual meeting of stockholders in 2010, in each case, as the Tallwood Investors’ nominees. Gopal Venkatesh, and Elizabeth Fetter will resign from the board of directors upon completion of the transactions contemplated by the Securities Purchase Agreement. Frederick Lax will continue as a Class I director with a term expiring at the annual meeting of stockholders in 2012, Michael Gulett and Danial Faizullabhoy will each continue as a Class II director with a term expiring at the annual meeting of stockholders in 2010 and Paul Hanson will continue as a Class III director with a term expiring at the annual meeting of stockholders in 2011.

Subject to the foregoing and except as otherwise disclosed in this Offer to Purchase or in our filings with the SEC, we are not engaged in any additional plans, proposals or negotiations that relate to or will result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any other material change in our corporate structure or business;

•	any other changes to our present Board of Directors or management;

•	our common stock not being authorized for listing on the NASDAQ Global Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any additional securities of us or the disposition of any of our securities; or

•	any changes in our Certificate of Incorporation, Bylaws or other governing instruments or any actions that could impede the acquisition of control of us.

18. Additional Information

With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on May 15, 2009, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You should review the Schedule TO, including the exhibits, before making a decision on whether to participate in the Offer.

We also recommend that, in addition to this document, you read the documents incorporated by reference in this Section III.18, which we have filed with the SEC, before making a decision on whether to accept the Offer.

The SEC allows us to “incorporate by reference” information into this Offer. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Offer. This Offer incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2008, filed with the SEC on March 11, 2009 (File No. 000-51532);

•	the Definitive Proxy Statement for our 2009 Annual Meeting of Stockholders, filed with the SEC on April 14, 2009 (File No. 000-51532);

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2009, filed with the SEC on May 7, 2009 (File No 000-51532);

•

our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations, except as indicated) filed with the SEC on April 22, 2009, April 24, 2009 and April 27, 2009;

•	our Schedules 14A filed with the Securities and Exchange Commission on April 22, 2009, April 24, 2009 and April 29, 2009; and

•	our Amended and Restated 2004 Equity Incentive Plan. Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on March 11, 2009.

•	our 1999 Stock Plan. Incorporated by reference to The Registrant’s Registration on Form S-1 filed with the SEC on June 25, 2004 (Ex. 10.2) (File No. 333-116880).

We also incorporate by reference all documents that we file with the SEC after the date of this Offer to Purchase pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the expiration of the Offer. Nothing in this Offer to Purchase shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this Offer to Purchase or in a document incorporated or deemed to be incorporated by reference in this Offer to Purchase shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements, information statements and other information about issuers, like Ikanos Communications, Inc., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the Nasdaq Global Market and similar information concerning us can be inspected and copied at the offices of The Nasdaq Stock Market, One Liberty Plaza, 165 Broadway, New York, NY 10006.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Bonnie Mott

Ikanos Communications, Inc.

47669 Fremont Blvd.

Fremont, California 94538

Telephone: (510) 979-0400

Statements contained in this Offer to Purchase as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to our applicable SEC filings, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

19. Miscellaneous; Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements

All statements included or incorporated by reference in the Offer to Purchase, other than statements or characterizations of historical fact, are forward-looking statements. Such forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important factors that may cause such a difference with respect to the ability of Ikanos to close the acquisition of Conexant Systems’ broadband access product line and related investment by Tallwood, the Company’s future revenues, costs of sales and expenses, net income and earnings per share, product plans, market size and ability to address demand include, without limitation the ability of the Company, Conexant Systems and Tallwood Venture Capital to obtain the necessary approvals and satisfy all closing conditions for the announced transactions, as well as the ability of Ikanos, after the transactions close, to sell its expanded product lines in light of the current worldwide recession, to reduce and manage total operating costs of the business while continuing to meet product delivery commitments to current and prospective customers, to continue developing products on a schedule that meets customer and market-window requirements and to properly anticipate the future semiconductor product requirements for broadband communications to and through the home.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

The market price of our common stock has fluctuated substantially since our initial public offering and is likely to continue to be highly volatile and subject to wide fluctuations. Fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control, including:

•	the market’s reaction to the investment by Tallwood Venture Capital announced on April 22, 2009

•	quarter-to-quarter variations in our operating results;

•	announcements of changes in our senior management;

•	the gain or loss of one or more significant customers or suppliers;

•	announcements of technological innovations or new products by our competitors, customers or us;

•	the gain or loss of market share in any of our markets;

•

general economic and political conditions and specific conditions in the semiconductor industry and broadband technology markets, including seasonality in sales of consumer products into which our products are incorporated;

•	continuing international conflicts and acts of terrorism;

•	changes in earnings estimates or investment recommendations by analysts;

•	changes in investor perceptions;

•	changes in product mix; or

•	changes in expectations relating to our products, plans and strategic position or those of our competitors or customers.

The closing sale price of our common stock on the NASDAQ Global Market for the period of December 31, 2006 to March 29, 2009 ranged from a low of $1.02 to a high of $9.34.

In addition, the market prices of securities of semiconductor and other technology companies have been volatile, particularly companies, like ours, with low trading volumes. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid.

For a further discussion of the risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in Ikanos’ Annual Reports on Form 10-K and its most recent Quarterly Reports on Form 10-Q.We cannot assure that the events and circumstances reflected in any forward-looking statements will be achieved or occur, nor do we undertake any obligation to update any forward-looking statements for any reason after the date of this offer to purchase other than as required by applicable law.

We are not aware of any jurisdiction where the making of the Offer to Purchase violates applicable law. If we become aware of any jurisdiction where the making of the Offer to Purchase violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer to Purchase will not be made to, nor will tenders of eligible options for cancellation be accepted from or on behalf of, the eligible employees residing in such jurisdiction.

Neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

IKANOS COMMUNICATIONS, INC.

May 15, 2009